Make plans with friends, effortlessly



magical.app   Austin TX

Technology   Software   Community   Social   Events

Highlights

1. ⚡ The fastest and easiest way to make plans with friends

2. 🧑‍🤝‍🧑 Competitive Moat with AI - built the product to support this from the start

3. 📝 Mentored by industry experts, like Jonathan Cameron (Co-founder of Snackpass)

4. 🔥 Over 3,000 users (and counting)

5. 🔄 Text to sign-up conversion of over 66%

6. 🚀 Dream team with proven execution - built gathr from the ground up with $0 in funding

Our Team

Our Team



Hojung Kim   Chief Gathr-ing Officer

Grew FactoryFix from 15k to 280k skilled pros, increased application rate 30x.

> We've all wasted countless hours making and coordinating plans. We also hate loneliness. Gathr is a solution that solves both of these problems.



Tarun Thummala   Technology


Saif Billah Operations


Liam DeCoste Product Design


Bryson Greenwood Artificial Intelligence

Our Story





Hey everyone! We're Gathr, a startup solving a process that everyone has struggled with: **getting together.**

The Problem

Getting together is hard

and we're fixing that

The process **sucks.** You might not even realize it's such a huge problem, but think back to the last time you tried to go out to dinner with your friends. Did your conversation look something like this?

Seem familiar? It sucks.





Any time we want to get together with our friends, we engage in a ton of back and forth, just trying to coordinate the details of that plan.

As you can see above, getting together *right now* goes something like this - it's unnecessarily **COMPLICATED**. This ultimately makes us **NOT** want to get together at all! And this is just for one plan... but we make plans all the time.

Current gen planning doesn't cut it



The process is broken into many apps across different categories

The apps we use right now **just don't cut it**. We need to use multiple apps in different categories just to solve small slices of this problem. You have messaging apps that get *shoehorned* into planning apps because there's no better alternative. You have reservation apps just for finding and booking a table. There are organizing and time structuring apps like calendars. And then there are apps used just for coordinating transportation and splitting the bill. As you can see, the process is **extremely disjointed**.

Solved.



That's where we come in. We're building a product that removes all these obstacles, and consolidates **all the solutions in one place.**

Gathr is a social events app that uses smart recommendations to help you make plans with friends, and its objective is to *seamlessly answer every question surrounding getting together.*



How do we do it? With magic of course! Just kidding -- our company philosophy is to combine bleeding-edge machine learning and data-driven UX ... to transform the way people interact with their social lives, and make it feel like magic.

Product

A technology we've created that embodies our philosophy is **Flashparse**. Check out our animation below to see it in action!



This is how it works: you type a *single sentence* describing the plan you want to make... and ... Poof! Gathr does everything else for you.



Let's say all you know is that you want to get "lunch tomorrow." That's how most plans start, anyway - with just a vague idea. With Gathr, that's all you need.

Then we will fill in the blanks - time recommendations based on your schedule. We know you're free at 12:30, and Tarun is too. And it turns out, you both like this place called Cava, so we suggest that you go there. **These suggestions help you turn those vague ideas into real, actionable plans.**





Now that we've built the foundational technology, the possibilities are endless. Our roadmap is going to completely change the way that people get together.

Future



The old generation of social apps turns users into passive consumers of content. Facebook, Instagram, Snapchat, TikTok and others vie for a piece of your attention to generate ad revenue. In other words, they're trying to profit off of taking away your time.

Gathr is doing the opposite. It's a social app built around returning your time, your life, to you. Plans are the heart of our app. We profit off of giving you back your time.

Revenue



Gathr's location recommendations help our users discover local businesses where they can make plans and get together. Those businesses will pay us each month to list group discount deals in our app. By making plans through gathr, our users save money. We offer some of these deals for free to our audience, but if they want to access all of gathr's discounts, they will pay a monthly subscription fee. We already have a waiting list of over 20 committed businesses in the Austin area.



People get larger discounts the more friends they invite to a plan, which businesses want to incentivize to increase foot traffic. **Everyone wins.**

Fundraising



We're raising **$300,000 in SAFEs at a $15m valuation cap.** We've closed $250,000 of that already, and are rapidly approaching our goal. This funding will allow us to focus for 1 year on improving the product and generating early revenue.

You may be asking yourself, **why invest now?** Here's our answer.

After Covid, people are lonelier and more isolated than ever. The desire to connect with friends and build communities is stronger than ever, but the problems surrounding getting together are still present. It's still difficult to find a time and place. It's still difficult to keep track of your social life. Every step before people actually get together is still difficult. Now is the perfect time for Gathr to meet the needs of a post-Covid society, and flourish.

Invest now to help us build the future of social from the ground up.



Get together, faster

Email team@magical.app to learn more

https://magical.app/



If you're interested, we'd love to chat. Feel free to email us (team@magical.app) or ask a question on WeFunder. Thank you for your support!

Important financial update

The Company has agreed to, and drafted paperwork to make the following current full-time employees of the Company Board Members: Hojung (Albert) Kim, Tarun Thummala, Saif Billah, Liam DeCoste, and Bryson Greenwood. The changes will be put into effect in March 2022. The Cap table will be adjusted to reflect this:

- Hojung (Albert) Kim will own 2,587,500 shares of common stock

- Tarun Thummala will own 2,587,500 shares of common stock

- Saif Billah will own 2,250,000 shares of common stock

- Liam DeCoste will own 1,912,500 shares of common stock

- Bryson Greenwood will own 1,912,500 shares of common stock

For a total of 11,250,000 shares of Common Stock issued and outstanding. All 5 Board members will have equal voting power.